Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

FACTSHEET: Update on DuPont’s Pension and Retirement Plan

DuPont appreciates the many contributions of its retirees, and our long-standing commitment to provide reliable pension payments has not changed. Continuing to meet retiree expectations and protecting and preserving our pension assets is one of our top priorities as we plan for the merger of DuPont and The Dow Chemical Company and the intended creation of three strong, industry leading, independent companies.

Please know our intention is to set up three companies that will be leaders in their respective industries with appropriately strong balance sheets. This process is multi-faceted, but as we move forward, we want all retirees to know the following important points:

•                  DuPont has a 100+ year history of providing pension payments to pensioners; this has not changed as we approach this historic merger. The Pension and Retirement Plan (the “Plan”) will continue to meet its obligations to existing pensioners and other plan participants through assets held in a secure trust at State Street Bank. The trust is — and will remain — a separate legal entity from DuPont, and will not be affected by the merger. The 2016 Annual Funding Notice was issued in April 2016; as always, we provided a detailed report on funding status.

•                  The amounts of existing pensioners’ benefits will not change and active employee accrued benefits will not be reduced.  We will continue to fund the pension plan in accordance with all the legal requirements.  Importantly, this means that if you are currently receiving a pension benefit, the amount of your benefit will not change, even if over time the name of the company that administers your benefit changes.  If you are an active employee, your accrued benefit can’t and won’t be reduced. We regularly review all of our compensation and benefits programs with the Board and will communicate any changes that occur as a result of that review.

•                  The healthcare plans remain unchanged. There are no anticipated changes to the 2016 health care plans or pricing. The company will continue to regularly evaluate our health care programs and, as always, provide advance notification of any changes. Details on 2017 health care benefits will be communicated as part of the normal annual enrollment and communication process in the fall of 2016.

•                  Continuing to fulfill our obligations to pensioners is a top priority as we work through plans to complete the merger of DuPont and Dow, the subsequent integration, and our plans for the intended creation of three strong, independent companies. We will work thoughtfully and diligently to review and consider all of the factors and elements of the Plan with the best interests of our pensioners in mind and in compliance with legal and regulatory requirements. This includes how the program and ongoing obligations will be organized among the three companies we intend to create. We will communicate with the entire plan participant community as important decisions are made.

Below are the answers to some questions we have received:

1.              How will the pension obligations continue to be funded; are my future pension payments secure?
The amounts of existing pensioners’ benefits will not change.  Additionally, the accrued benefit for active employees will not be reduced.  As noted in the Annual Funding Notice for the Plan, DuPont remains committed to making contributions to the Plan consistent with the company’s funding policy and the funding requirements under U.S. laws and regulations. Contributions exceeding minimum funding requirements may be made at the company’s discretion. The company has made, and will continue to make contributions to the Plan to support the pension obligations.

2.              Can I count on the DuPont health care benefits package through 2016, even if the merger occurs mid-year?
Yes, you can. There are no changes to the 2016 health care plans or pricing, including the Health Reimbursement Account provided to Medicare-eligible retirees. As always, the company will continue to regularly evaluate our health care benefits opposite our competitors and provide advance notification of any changes. Details on 2017 health care benefits will be communicated as part of the normal annual enrollment and communication process in the fall of 2016.

3.              Will I still receive my annual health reimbursement stipend for 2016?
Yes. There are no anticipated changes to the 2016 health care plans or pricing, including the Health Reimbursement Account provided to Medicare-eligible retirees.

4.              I also read about a restructuring and cost reduction program. Does that impact my pension at all?
For current pensioners or terminated employees with a future pension benefit, there is no impact. For active employees who participate in the Plan and are separated as part of the restructuring, the impact will vary, based on their age, service with the company and the terms of the pension program in which they participate. If a plan participant has a question about their individual pension benefit, they can contact the appropriate service center listed on the chart at the end of this document.

5.              What about other benefits beyond pension payments? Will there be changes?
As always, the company continually reviews our benefit plans for competitiveness and updates plans as appropriate for employees and retirees.

6.              What will happen to my pension once the merger is closed? And if the intended separations occur?
Following the closing of the merger, the Plan will continue to meet its obligations to existing pensioners and other plan participants through assets held in a secure trust at State Street Bank. The trust is — and will remain — a separate legal entity from DuPont, and will not be affected by the merger.

In terms of the allocation of pension liabilities and related assets following the intended separations of the combined company into three companies, we will work thoughtfully and diligently to review and consider all of the factors and elements that will need to take place as we transition the pension to the new companies. Importantly, we will continue to fund the pension plan in accordance with all the legal requirements, as we always have, and the amounts of existing pensioners’ benefits will not change, even if over time the name of the company that administers the benefit changes.  Additionally, the accrued benefit for active employees will not be reduced.

The intended separations will be consummated as soon as practicable following the consummation of the merger, but the consummation of such separations is not expected to exceed 18-24 months following the closing of the merger. The closing of the merger is expected to take place in the second half of 2016.  At this time, no final decisions have been made as to the allocation of pension liabilities and related assets following the intended separations.

We should emphasize that each of these intended companies is expected to be a strong industry leader with an appropriately strong balance sheet. We will communicate with the entire plan participant community as important decisions are made but please be assured that our obligations to this community are a top priority.

7.              Should I retire now so that I won’t lose my pension in case the plan is changed?
Federal law protects the accrued benefits of all participants – employees, pensioners and former employees terminated with vested rights to a pension. Therefore, a plan change could not reduce the benefit you have already earned.

8.              Why doesn’t DuPont just increase contributions to the pension fund?

Federal pension funding laws regulate how much companies are required to contribute. The decision of when and how much to contribute requires balancing the short-term and long-term Company and Plan financial objectives and considering economic conditions. Contributions of $230 million are expected to be made in 2016.

9.              If a pension plan participant has questions, who can they contact?
We will communicate with the entire plan participant community as important decisions are made, but please be assured that our obligations to pensioners are a top priority. If a plan participant has a question about their individual pension benefit, they can contact the appropriate service center.

See the chart below.

Participants whose benefit is from DuPont or Sentinel may contact DuPont Connection at 1-800-775-5955 or write to:	E. I. du Pont de Nemours and Company DuPont Connection 100 Half Day Road PO Box 1462 Lincolnshire, IL 60069-1462

Participants whose benefit is from ChemFirst may contact the ChemFirst Pension Benefits Call Center at 1-866-291-1619 or write to:	E. I. du Pont de Nemours and Company ChemFirst Pension Center RFM Department 01711 PO Box 9619 The Woodlands, TX 77387

Participants whose benefit is from Pioneer may contact Vanguard Participant Services at 1-800-523-1188 or write to:	Pioneer Hi-Bred Vanguard Participant Services Vanguard PO Box 1101 Valley Forge, PA 19482-1101

Participants whose benefit is from Danisco may contact the Danisco IRP Pension Center at 1-888-517-3697 or write to:	Danisco USA Inc. Danisco IRP Pension Center RFM Department 01711-D PO Box 9619 The Woodlands, TX 77387

Participants whose benefit is from Solae may contact the Solae Pension Administration Center at 1-866-681-5776 or write to:	Solae, LLC Solae Pension Administration Center PO Box 10510 Fort Wayne, IN 46852-0510

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations 1-989-636-1463	Attention: Investor Relations: 1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.